Exhibit 1.01

EMRISE Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant is a smaller reporting company and its products are DRC conflict undeterminable in 2013 through 2016, the CMR is not subject to an independent private sector audit.

Company Overview

EMRISE Corporation (the “Company” or “EMRISE”) designs, manufactures and markets electronic devices, subsystems and equipment for aerospace, defense, industrial and communications markets. Our products perform key functions such as power supply and power conversion, radio frequency (‘‘RF’’) and microwave signal conditioning; and network access and timing and synchronization of communications networks.

Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

We conducted a survey of our suppliers described above using a template developed to facilitate disclosure and communication of information on the source of conflict minerals. Questions included in the survey inquire as to a company’s conflict mineral policy and efforts, including a listing of the smelters identified within a supply chain and a reasonable inquiry into their country of origin.

Due to the complexity of our supply chain and our position downstream from the smelters and refiners, our suppliers continue to provide initial and revised responses. We review supplier responses for completeness and validity. Follow-up with our suppliers is continuing.

Some of our products require one or more of the conflict minerals either in their functionality or in their production. For the year ended December 31, 2013, we are unable to determine the origin of the 3TG contained in our products or to determine whether they came from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

Conflict Minerals Policy

We have adopted the following conflict minerals policy, which is posted on our website:

EMRISE takes its obligations under SEC and other regulations seriously and intends, to the extent possible, to comply with both the letter and spirit of the Conflict Minerals Rule. EMRISE further commits to refrain from, directly or indirectly, taking or supporting any action which contributes to the financing of armed groups that are committing human rights abuses in the DRC and other covered countries. EMRISE has adopted this policy as part of our efforts to encourage our suppliers to respect human rights and not contribute to conflict. Additionally, we are aggressively promoting the institution of our policy to achieve ultimately the objective of providing to our customers the reasonable types of assurances that they may require that our products are conflict free.

EMRISE does not typically source conflict minerals directly from mines, smelters or refiners, and therefore is generally several levels removed from these market participants. EMRISE, therefore, requires the cooperation of its suppliers in the implementation of this policy and in enabling EMRISE to meet its SEC compliance obligations on a timely basis.

Supplier Requirements

EMRISE will not tolerate any direct or indirect support to non-state armed groups through the extraction, transport, trade, handling or export of minerals. Consistent with the foregoing, those of our Suppliers who supply or manufacture components, parts or products containing conflict minerals and wish to continue to do business with EMRISE, are expected to source those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict or human rights abuses. Without limiting the foregoing, our suppliers are expected to directly and indirectly source conflict minerals only from sources that do not directly or indirectly benefit or finance “armed groups” (as that term is defined in the Conflict Minerals Rule) in the DRC or another covered country.

In furtherance of this policy, suppliers will be expected to:

●	familiarize themselves with the Conflict Minerals Rule;

●	implement and communicate to their personnel and suppliers policies that are consistent with this policy, and require their direct and indirect suppliers to do the same;

●	put in place procedures for the traceability of conflict minerals at least to the smelter or refiner level, working with their direct and indirect suppliers as applicable;

●	where possible, source conflict minerals from smelters and refiners validated as being conflict free, and require their direct and indirect suppliers to do the same;

●	maintain reviewable business records for a period not less than seven (7) years supporting the source of conflict minerals; and

●	from time to time, at EMRISE’s request, provide to EMRISE written certifications and other information concerning the origin of conflict minerals included in products and components supplied to EMRISE and the supplier’s compliance with this policy generally, and require their direct and indirect suppliers to do the same.

Suppliers also are encouraged to support industry efforts to enhance traceability and responsible practices in global minerals supply chains.

EMRISE reserves the right to request from any supplier at any time such information, certifications and documentation as it shall deem necessary to monitor or assess compliance with this policy.

Assessing and Responding to Identified Risks

EMRISE believes in establishing and maintaining long-term relationships with suppliers whenever possible. Yet, if we determine that any supplier is or a reasonable risk exists that it may be violating this policy, then, in such event, if we don’t otherwise suspend or discontinue such supplier immediately, at the very least, in connection with the implementation of our risk management plan, we will require such supplier to commit to devise and undertake expeditiously, a suitable corrective action or risk mitigation plan. Any supplier’s continuing failure to adhere to EMRISE’s policies and/or a refusal on its part to address issues of concern will likely lead to suspension or termination of our business relationship with such supplier. Nothing contained in this policy shall be interpreted to preclude EMRISE from terminating any supplier relationship at any time for any reason.

Grievance Mechanism and Reporting

Concerns regarding this policy, or violations, can be reported as follows: Electronically:

Conflict Minerals Compliance Secretary@EMRISE.com

By mail to the following address:	EMRISE Corporation
2530 Meridian Parkway
Durham, NC 27713

Suppliers are encouraged, in the first instance, to contact their regular sourcing channel if they have any questions concerning this policy.

We are committed to working with our complex supply chain to ensure compliance with the Act, we are engaged with our suppliers and our contracts with them include or will include conflict mineral due diligence and reporting requirements. As our due diligence efforts develop, if we become aware of instances where minerals in our supply chain potentially finance the conflict, as defined in the SEC’s conflict minerals rule, we will work with our suppliers to find alternate sources.